CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Return Optimization Securities with Contingent Protection	$2,000,000	$78.60
(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT (To Prospectus dated January 13, 2009 and Prospectus Supplement dated January 21, 2009)

Return Optimization Securities with Contingent Protection

Enhanced Return Strategies for Moderate Return Environment

UBS AG $2,000,000 Securities linked to the S&P 500® Index due September 25, 2009

Investment Description

Return Optimization Securities with Contingent Protection (“ROS”) are securities issued by UBS AG (“UBS”) linked to the performance of the S&P 500® Index (the “S&P 500 Index” or the “Index”). ROS are designed to enhance index returns in a moderate-return environment — meaning an environment in which stocks generally experience moderate appreciation. If the Index Return is positive, at maturity you will receive your principal plus an amount equal to your principal multiplied by one multiplied by the Index Return, up to the Maximum Gain. If the Index Return is between 0 and -35% (inclusive), at maturity you will receive your principal. If the Index Return is below -35% (the “Trigger Level”), at maturity you will lose 1% (or a fraction thereof) of your principal for every 1% (or a fraction thereof) that the Index Return is below 0%. Accordingly, if the Index has declined more than 35% as of the Final Valuation Date, you may lose up to 100% of your principal. The contingent protection feature applies only if you hold your ROS to maturity. Any payment on the ROS, including any contingent protection feature, is subject to the creditworthiness of UBS.

Features
☐	Growth Potential: ROS provide the potential to enhance returns in a moderate-return environment.
☐	Contingent Protection of Principal: At maturity, you may be entitled to receive a cash payment equal to your principal under certain limited circumstances even though the Underlying Return is negative. Contingent protection only applies if the ROS are held to maturity, and is subject to the creditworthiness of UBS.
☐	Diversification: ROS provide the ability to diversify your portfolio through exposure to the S&P 500® Index.

Key Dates

Trade Date	January 22, 2009
Settlement Date	January 27, 2009
Final Valuation Date*	September 22, 2009
Maturity Date*	September 25, 2009
*	Subject to postponement in the event of a market disruption event.
Security Offering

The Return Optimization Securities with Contingent Protection are linked to the S&P 500® Index. The return on the ROS are subject to, and will not exceed, the predetermined Maximum Gain. The ROS are offered at a minimum investment of $1,000 per 100 ROS.

Securities	Index Symbol*	Maximum Gain	Maximum Payment at Maturity per $10.00 Security	Trigger Level	CUSIP	ISIN
ROS linked to the S&P 500® Index	SPX	19.00%	$11.90	537.875	90264M889	US90264M8890
*	Bloomberg, L.P.

See “Additional Information about UBS and the ROS” on page 2. The ROS will have the terms specified in the ROS CP product supplement and accompanying prospectus, as supplemented by the Index supplement and this pricing supplement. See “Key Risks” on page 4 and the more detailed “Risk Factors” beginning on page PS-12 of the ROS CP product supplement for risks related to an investment in the ROS. Your ROS do not guarantee a return of principal. An Index Return of less than -35% will result in a loss of principal.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this pricing supplement, the ROS CP product supplement, the Index supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Security	$10.00	$0.10	$9.90
Total	$2,000,000	$20,000	$1,980,000

UBS Financial Services Inc.	UBS Investment Bank

Pricing Supplement dated January 22, 2009

Additional Information about UBS and the ROS

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the ROS and an Index supplement for various securities we may offer, including the ROS), with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus, the ROS CP product supplement and the Index supplement if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product supplement for ROS with Contingent Protection dated January 21, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000099/v137167_690304-424b2.htm

♦	Index supplement dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000044/v128784_690258-424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this pricing supplement, “ROS” and “Securities” refers to the Return Optimization Securities with Contingent Protection that are offered hereby, unless the context otherwise requires. Also, references to the “ROS CP product supplement” mean the UBS product supplement, dated January 21, 2009, references to the “Index supplement” mean the UBS Index supplement, dated January 13, 2009, and references to “accompanying prospectus” mean the UBS prospectus, dated January 13, 2009.

Investor Suitability

The ROS may be suitable for you if:

♦	You believe that the Index will appreciate moderately — meaning that you believe the Index will appreciate over the term of the ROS, although such appreciation is unlikely to exceed an amount equal to the Maximum Gain divided by the Multiplier
♦	You seek an investment that offers contingent protection when the ROS are held to maturity
♦	You do not seek current income from this investment
♦	You are willing to hold the ROS to maturity, and are willing to accept that there may be no secondary market for the ROS
♦	You are willing to invest in the ROS based on the Maximum Gain
♦	You are comfortable with the creditworthiness of UBS, as issuer of the ROS.

The ROS may not be suitable for you if:

♦	You do not believe the Index will appreciate over the term of the ROS, or you believe the Index will appreciate by more than the Maximum Gain
♦	You seek an investment that is 100% principal protected
♦	You seek an investment that is exposed to the full potential appreciation of the Index, without a cap on participation
♦	You seek current income from this investment
♦	You are unable or unwilling to hold the ROS to maturity
♦	You seek an investment for which there will be an active secondary market
♦	You are unable or unwilling to assume the credit risk associated with UBS, as issuer of the ROS.

Final Terms

Issuer	UBS AG, Jersey Branch
Issue Price	$10.00 per ROS
Term	8 months
Maximum Gain	19.00%
Multiplier	1
Payment at Maturity (per $10.00)	If the Index Return (as defined below) multiplied by the Multiplier is equal to or greater than the Maximum Gain, you will receive:
$10.00 + ($10.00 × Maximum Gain)
If the Index Return is positive and when multiplied by the Multiplier is less than the Maximum Gain, you will receive:
$10.00 + ($10.00 × 1 × Index Return)
If the Index Return is between 0% and -35% (inclusive), you will receive 100% of your principal.
If the Index Return is less than -35%, you will lose 1% of your principal (or a fraction thereof) for each percentage point (or a fraction thereof) that the Index Return is below 0%.
Accordingly, if the Index has declined by more than 35% at the time of maturity of your ROS, you may lose up to 100% of your principal.
Index Return	Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level	827.50, the closing level of the Index on the Trade Date
Index Ending Level	The closing level of the Index on the Final Valuation Date
Trigger Level	537.875, equal to 65% of the Index Starting Level(1)

Determining Payment at Maturity

If the Index Return is less than -35% you will lose 1% (or a fraction thereof) on the principal amount of your ROS for every 1% (or a fraction thereof) the Index Return is below 0%. Accordingly, for each $10.00 invested, your payment at maturity will be calculated as follows:

$10.00 + [$10.00 × Index Return]

As such, you could lose up to 100% of your principal depending on how much the Index declines.

(1)	Contingent protection is provided by UBS and therefore, is dependent on the ability of UBS to satisfy its obligations when they come due.

Key Risks

An investment in the ROS involves significant risks. Some of the risks that apply to the ROS are summarized here, but we urge you to read the more detailed explanation of risks relating to the ROS generally in the “Risk Factors” section of the ROS product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the ROS.

♦	Contingent principal protection only if you hold the ROS to maturity — You may be entitled to receive at least the principal amount of your ROS under certain limited circumstances only if you hold your ROS to maturity. The market value of the ROS may fluctuate between the date you purchase them and the Final Valuation Date. If you sell your ROS in the secondary market prior to maturity, you will not receive any principal protection on the portion of your ROS sold. You should be willing to hold your ROS to maturity.
♦	At maturity, you risk losing some of your principal — If the Index Return is less than -35% you will lose 1% (or a fraction thereof) of your principal for each 1% (or fraction thereof) that the Index Return is less than 0%. Accordingly, if the level of the Index has declined by more than 35% as of the Final Valuation Date, you risk losing 100% of your principal.
♦	Your return potential is limited — If the Index Return is positive, the Index Return will be multiplied by the Multiplier, subject to the Maximum Gain on the ROS. Therefore, you will not benefit from any positive Index Return in excess of the Maximum Gain.
♦	No interest or dividend payments — You will not receive any periodic interest payments on the ROS and you will not receive any dividend payments or other distributions on the securities included in the Index.
♦	There may be little or no secondary market for the ROS — The ROS will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the ROS will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the ROS, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your ROS prior to maturity could be at a substantial discount from the initial price to public, and as a result, you may suffer substantial loss.
♦	Owning the ROS is not the same as owning the Index — The return on your ROS may not reflect the return you would realize if you actually owned the Index. For example, you will not receive or be entitled to receive any dividend payments or other distributions over the life of the ROS.
♦	Credit of issuer — The ROS are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ROS, including any principal protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the ROS and, in the event UBS were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the ROS.
♦	Price prior to maturity — The market price of the ROS will be influenced by many unpredictable and interrelated factors, including the level of the Index; the volatility of the Index; the dividend rate paid on the Index; the time remaining to the maturity of the ROS; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the ROS in the secondary market is likely to be lower than the initial public offering price since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the ROS.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the index and/or over-the-counter options, futures or other instruments with return linked to the performance of the Index, may adversely affect the market price of the Index and, therefore, the market value of the ROS.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the stocks comprising the Index, which may present a conflict between the obligations of UBS and you, as a holder of the ROS. The calculation agent, an affiliate of the issuer, will determine the Index Return and payment at maturity based on observed levels of the Index in the market. The calculation agent can postpone the determination of the Index or the Maturity date if a market disruption event occurs and is continuing on the Final Valuation Date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the ROS, and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the applicable index or the stocks included in such index, and therefore the market value of the ROS.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the ROS are uncertain. You should consult your own tax advisor about your own tax situation. See “What Are the Tax Consequences of the ROS” on page 7.
♦	Maximum potential return only at maturity — You can only earn the potential maximum return if you hold your ROS to maturity.

ROS Linked to S&P 500® Index

The Standard and Poor’s 500® Index is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers – S&P 500 ® Index,” the Underlying Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the Underlying Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the Underlying Index, with the number of companies included in each group as of January 22, 2009 indicated below: Consumer Discretionary (80); Consumer Staples (40); Energy (39); Financials (81); Health Care (54); Industrials (59); Information Technology (75); Materials (29); Telecommunications Services (9); and Utilities (34).

The graph below illustrates the performance of the Underlying Index from June 30, 1998 to January 22, 2009, as well as the Index Starting Level of 827.50, which was the closing level of the Index on January 22, 2009, and the Trigger Level of 537.875. The historical levels of the Index should not be taken as an indication of future performance.

Source: Bloomberg L.P

The Index closing level on January 22, 2009 was 827.50

Hypothetical Examples and Return Table of the ROS at Maturity

The examples and tables below illustrate the Payment at Maturity for a $10.00 Security on the ROS offering:

Investment Term:	8 months
Index Starting Level:	827.50
Trigger Level:	537.875 (65% of Index Starting Level)
Maximum Return	19.00%
Range of Index Performamce	55% to -55%
Observation Period:	Final Valuation Date

Index Ending Level	Index Return *	Payment at Maturity	ROS Total Return at Maturity
1282.63	55%	$11.90	19%
1199.88	45%	$11.90	19%
1117.13	35%	$11.90	19%
1034.38	25%	$11.90	19%
984.73	19%	$11.90	19%
951.63	15%	$11.50	15%
868.88	5%	$10.50	5%
827.50	0%	$10.00	0%
786.13	-5%	$10.00	0%
703.38	-15%	$10.00	0%
620.63	-25%	$10.00	0%
537.875	-35%	$10.00	0%
455.13	-45%	$5.50	-45%
372.38	-55%	$4.50	-55%
*	The Index Return excludes any cash dividend payments.

Example 1 — On the Final Valuation Date, the Index closes 5% above the Index Starting Level. Since the Index Return is 5%, you will receive 1x the Index Return, or a 5% total return, and the payment at maturity per $10.00 principal amount of the ROS will be calculated as follows:

$10.00 + ($10.00 × 1 × 5%) = $10.00 + $0.50 = $10.50

Example 2 — On the Final Valuation Date, the Index closes 25% above the Index Starting Level. Since 1x the Index Return of 25% is more than the Maximum Gain of 19.00%, you will receive the Maximum Gain of 19.00%, and the payment at maturity is equal to $11.90 per $10.00 principal amount of ROS

Example 3 — On the Final Valuation Date, the Index closes 15% below the Index Starting Level. Since the Index Return is -15%, which is above the Trigger Level of 65%, the payment at maturity is equal to $10.00 per $10.00 principal amount of ROS

Example 4 — On the Final Valuation Date, the Index closes 55% below the Index Starting Level. Since the Index Return is -55%, which is below the Trigger Level of 65%, the payment at maturity per $10.00 principal amount of ROS is as follows:

$10.00 + [$10.00 × -55%] = $4.50

Accordingly, if the Index closes below the Trigger Level on the Final Valuation Date, you may lose up to 100% of your principal.

What Are the Tax Consequences of the ROS?

The United States federal income tax consequences of your investment in the ROS are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-29 of the ROS CP product supplement and discuss the tax consequences of your particular situation with your tax advisor.

Pursuant to the terms of the ROS, UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize your ROS as a pre-paid derivative contract with respect to the Index. If your ROS are so treated, you should generally recognize short-term capital gain or loss upon the sale or maturity of your ROS in an amount equal to the difference between the amount you receive at such time and the amount you paid for your ROS.

In the opinion of our counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your ROS in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the ROS, it is possible that your Securities could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations — Alternative Treatments” on page PS-30 of the ROS CP product supplement.

The Internal Revenue Service has recently released a notice that may affect the taxation of holders of the ROS. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the ROS should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the ROS will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your ROS for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page PS-29 of the ROS CP product supplement, unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

Moreover, in 2007, legislation was introduced in Congress that, if enacted, would have required holders of ROS purchased after the bill was enacted to accrue interest income over the term of the ROS despite the fact that there will be no interest payments over the term of the ROS. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your ROS.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of September 30, 2008 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	318,345	283,210
Total Debt	318,345	283,210
Minority Interest(2)	8,448	7,516
Shareholders’ Equity	46,412	41,290
Total capitalization	373,205	332,015
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.88963 (the exchange rate in effect as of September 30, 2008).

Structured Product Categorization

To help investors identify appropriate investment products (“structured products”), UBS organizes its structured products into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The ROS are classified by UBS as an Optimization Strategy for this purpose. The description below is intended to describe generally the four categories of structured products and the types of protection that may be offered on those products. This description should not be relied upon as a description of any particular structured product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection at maturity, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These structured products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These structured products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or exchange traded funds or to allow efficient access to new markets. These structured products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These structured products are designed for investors with high risk tolerances.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the asset declines below the specified threshold, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of structured products into categories is not intended to guarantee particular results or performance.